NO ACT

PE
12-16-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13003964

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 14 2014

Washington, DC 20549

January 14, 2014

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 1-14-14

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: Spectra Energy Corp
Incoming letter dated December 16, 2013

Dear Ms. Brown:

This is in response to your letter dated December 16, 2013 concerning the shareholder proposal submitted to Spectra Energy by Trillium Asset Management, LLC on behalf of Daniel Ballin and Mia MacColin. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

January 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Spectra Energy Corp
Incoming letter dated December 16, 2013

The proposal requests that Spectra Energy set reduction targets for methane emissions resulting from all operations under the company's financial or operational control by October 2014.

We are unable to concur in your view that Spectra Energy may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of Spectra Energy's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Spectra Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

December 16, 2013

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Spectra Energy Corp
Exclusion of Shareholder Proposal Submitted by Trillium Asset Management, LLC on Behalf of Daniel Ballin and Mia MacColin

Ladies and Gentlemen:

We are writing on behalf of our client, Spectra Energy Corp (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by Trillium Asset Management, LLC on behalf of Mr. Daniel Ballin and Ms. Mia MacColin (the "Proponents") relating to the setting of reduction targets for methane emissions resulting from company operations.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations.

Pursuant to Exchange Act Rule 14a-8(j), as amended, and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") the Company is submitting electronically to the Commission this letter and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponents, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission. The Company intends to file and distribute its Proxy Materials on March 6, 2014.

The Proposal

On November 21, 2013, the Company received the following proposal from the Proponents, for inclusion in the Proxy Materials:

> Resolved: Shareholders request Spectra Energy set reduction targets for methane emissions resulting from all operations under the company's financial or operational control by October 2014.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company

Background

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release sets out an exception to the ordinary business exclusion for proposals "focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters)." These types of proposals generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Staff provided additional guidance in Staff Legal Bulletin No. 14C (June 28, 2005), noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole."

The Company

The Company is one of North America's leading natural gas infrastructure companies. The Company currently operates in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. It provides transportation and storage of natural gas to customers in various regions of the northeastern and southeastern United States, the Maritime Provinces in Canada, the Pacific Northwest in the United States and Canada and in the province of Ontario, Canada, as well as natural gas sales and distribution service to retail customers in Ontario and natural gas gathering and processing services to customers in western Canada. In addition, as a result of a recent acquisition, the Company now indirectly owns a crude oil pipeline system that connects Canadian and U.S. producers to refineries in the U.S. Rocky Mountain and Midwest regions.

As part of its day-to-day operations, the Company must consider a multitude of complex scientific and logistical considerations, including with regard to the selection and implementation of available and/or new technologies. The Shareholder Proposal addresses exactly these day-to-day operations, particularly in the realm of decisionmaking with regard to the use of alternative technologies to reduce methane emissions, and does so in a manner that micromanages the Company's efforts in these areas.

Analysis

A shareholder proposal that otherwise would be excludable under Rule 14a-8(i)(7) as relating to ordinary business matters may not be excluded if the proposal focuses on a significant policy issue. Such issues were described by the Commission in the 1998 Release as proposals that "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." However, a shareholder proposal that raises both ordinary business matters and a significant policy matter may be excludable where consideration of the proposal and supporting statement demonstrate that the true focus of the proposal is on ordinary business matters. In this regard, we believe that a close reading of the supporting statement demonstrates that the concerns underlying the Shareholder Proposal extend to matters unrelated to environmental concerns and which fall squarely within the types of day-to-day ordinary business concerns that Rule 14a-8(i)(7) was intended to address. In particular, we note that the supporting statement lists as benefits of reducing methane emissions "worker safety improvements, maximizing available energy resources, protecting human health, reducing environmental impacts, and reducing economic waste." The supporting statement also notes that "[u]pgrading assets may also improve performance, making equipment more robust and less susceptible to accidents, upsets and downtime" and suggests that "[s]ignificant reductions in methane emissions are possible using new technologies with positive return on investment." These statements suggest that the focus of the Shareholder Proposal extends significantly beyond the environmental impact of methane emissions and well into the Company's ordinary business operations.

Further, the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's business operations because it seeks to micromanage the Company's business with respect to its efforts to evaluate and, as appropriate, to implement alternative technologies to address methane emissions. In this regard, the Shareholder Proposal requests that the Company "set reduction targets for methane emissions from all operations under the Company's financial or operational control," and further specifies the timeframe by which these targets must be set – October 2014.

In order to set realistic, meaningful targets, the Company would be required to analyze and evaluate the technologies that it currently uses as compared to alternative available technologies and to consider what steps would be required to implement changes in this area. Such evaluation would, in turn, require detailed knowledge of the Company's operations and the regulatory requirements to which it is subject, as well as specialized expertise in technical, scientific, financial and business matters. For example, the Company is subject to strict tariff and regulatory requirements in both the United States and Canada, with the result that the Company does not control flow patterns or utilization of its system of operations. In addition, any consideration of investments in alternative technologies to reduce methane emissions beyond existing requirements would include significant regulatory cost-recovery considerations. These are precisely the types of complex considerations that fall within the expertise of the Company's management and very much outside that of its shareholders.

In addition, the Shareholder Proposal specifies that targets be set for methane reduction for "all operations" of the Company. While this sounds relatively straightforward, in fact, it would dictate significant change and intrusion into how the Company operates, and on a deadline set not by the Company, but by the Company's shareholders. The Company is not required under current law to measure and monitor methane releases for all operations; however, to set the targets requested by the Shareholder Proposal, the Company would be required to do so, thus significantly expanding the universe of operations that the Company measures and monitors. The Company would be required to develop methane emission reduction strategies at each of its facilities, over and beyond applicable air emission permit limitations or currently applicable ambient air regulations, and to develop a systemic reduction strategy that could be applied to every facility and every piece of operating equipment. Again, these are precisely the types of complex considerations that are suited not to shareholders as a group, but to the Company's management.

The Staff has previously concurred in exclusion of shareholder proposals under Rule 14a-8(i)(7) where the proposals addressed both significant policy issues and ordinary business matters, and/or sought to micromanage the company's operations. For example, in CSX Corporation (January 24, 2011), the company argued that a proposal requesting that CSX "undertake to develop a kit that would allow CSX to convert the majority of its locomotive fleet over to a far more efficient power conversion system, based on fuel cell power, by 2025" was excludable as relating to the company's ordinary business operations because it sought to micromanage the company with regard to the company's "research, development, testing, and use of rail equipment." The company further argued that the proposal's references to "environmental gains" should not result in a determination that the proposal focused on a significant policy issue. The Staff concurred in exclusion of the proposal, noting that the proposal related to the "power conversion system used by CSX's locomotive fleet," and that proposals concerning "a company's use of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)." Similarly, in Marriott International, Inc. (March 17, 2010; reconsideration denied April 19, 2010), the Staff concurred in exclusion of a proposal relating to the amount of water flow from showerheads at the company's properties, stating that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate."

We acknowledge that the Staff has declined to concur in exclusion of other methane-related shareholder proposals under Rule 14a-8(i)(7); however, we believe that those instances are distinguishable from the facts in this instance. For example, last year the Company sought relief to exclude a shareholder proposal relating to methane emissions from its proxy materials for its 2013 annual meeting (Spectra Energy Corp (February 21, 2013)). In that case, the staff noted that the proposal focused "primarily on the environmental impacts of Spectra Energy's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." The proposal at issue in that case requested that the Company's board publish a report for investors on how the Company was "measuring, mitigating, and disclosing methane emissions." Unlike this year's Shareholder Proposal, the shareholder proposal did not request that the Company set specific reduction targets for methane emissions resulting from "all operations under the company's financial or operational control," which we believe is a significant distinction in determining whether the Shareholder Proposal seeks to micromanage. Further, the supporting statement in last year's shareholder proposal had a far clearer and more consistent focus on the environmental impact of methane emissions, with only a passing reference to the economic impact on the Company of "lost gas." This year's proposal, on the other hand, includes significant discussion of the business benefits of reducing methane emissions. Similarly, in Norfolk Southern Corporation (January 15, 2010), in which the staff declined to grant relief for a proposal relating to reduction of greenhouse gas emissions from the company's operations, both the resolution and the supporting statement were clear and consistent in their focus on the environmental impact of greenhouse gas emissions. *See also*, Exxon Mobil Corporation (March 23, 2007), also addressing the environmental impact of greenhouse gas emissions.

For the foregoing reasons, we believe that exclusion of the Shareholder Proposal would be consistent with prior no-action relief allowing for exclusion under Rule 14a-8(i)(7). In this regard, while we acknowledge that the Shareholder Proposal may be considered to implicate a significant policy issue – the environmental impact of methane emissions – the supporting statement's focus on ordinary business matters, as well as the extent to which the Shareholder Proposal seeks to micromanage the Company, support such a determination.

Conclusion

We respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. In addition, I would appreciate your sending your response via e-mail to me at the above address. Should the Proponents choose to submit any response or other correspondence to the Commission, we request that the Proponents concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Lillian Brown

Enclosures

cc: Reginald D. Hedgebeth
Spectra Energy Corp
5400 Westheimer Court, 8P-47
Houston, TX 77056
rdhedgebeth@spectraenergy.com

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111-2809
jkron@trilliuminvest.com

EXHIBIT A



Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

November 20, 2013

Corporate Secretary
Spectra Energy Corporation
5400 Westheimer Court
Houston, TX 77056

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.3 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Spectra Energy Corporation on behalf of Daniel Ballin and Mia MacColin for inclusion in the 2014 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Daniel Ballin and Mia MacColin hold more than $2,000 of Spectra Energy Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our clients will remain invested in this position continuously through the date of the 2014 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Spectra Energy Corporation about the contents of our proposal.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Gregory L. Ebel, President and Chief Executive Officer

Enclosures

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939-1741
T: 415-925-0105 F: 415-925-0108
800-933-4806



Methane Emissions Targets

Whereas:
Over a 20-year period, methane's impact on temperature is 86 times that of carbon dioxide and therefore contributes significantly to climate change. The oil and gas industry accounts for 70% of energy-related methane emissions.

Studies from Cornell, the University of Colorado and the University of Texas, among others, estimate highly varied methane leakage rates as a percentage of production, creating uncertainty and garnering attention from *Forbes* and *The New York Times*.

Reducing methane emissions in upstream oil and gas production is one of four policies proposed by the International Energy Agency (IEA) that "could stop the growth in global energy-related emissions by the end of this decade at no net economic cost" and help keep the increase in global mean temperature below 2 degrees Celsius. All four policies "rely only on existing technologies", "have already been adopted and proven in several countries", and "would not harm economic growth in any country or region".

The IEA highlights the risk of failing to implement best practice measurement and disclosure of methane emissions in its 2012 report "Golden Rules for a Golden Age of Gas." The IEA recommends oil and gas producers undertake a set of actions "necessary to realise the economic and energy security benefits while meeting public concerns" of unconventional gas development. One of these actions is to "eliminate venting, [and] minimise flaring and other emissions," and it recommends producers "consider setting targets on emissions as part of their overall strategic policies to win public confidence."

The IEA also states "public authorities need to consider imposing restrictions on venting and flaring." A failure by companies to proactively reduce methane emissions may invite more rigorous regulations.

In November 2013 Colorado proposed new regulations, with industry support, focusing on methane emissions and requiring companies to capture 95 percent of their hydrocarbon emissions and if flaring, to burn off 98 percent of the hydrocarbons.

Approximately ninety percent of Spectra Energy's business is natural gas gathering, processing, storage and transportation. We believe its social license to operate may be at risk, and the company has a responsibility to set clear and public emission targets. We recognize some operations may incorporate best practice management; however, the risk of leaks at high growth or select geographies can negate best practices elsewhere.

Benefits of reducing methane emissions include worker safety improvements, maximizing available energy resources, protecting human health, reducing environmental impacts, and reducing economic waste. Upgrading assets may also improve performance, making equipment more robust and less susceptible to accidents, upsets and downtime. Significant reductions in methane emissions are possible using new technologies with positive return on investment.

Resolved: Shareholders request Spectra Energy set reduction targets for methane emissions resulting from all operations under the company's financial or operational control by October 2014.

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

We hereby authorize Trillium Asset Management LLC to file a shareholder proposal on our behalf at Spectra Energy Corporation (SE).

We are the beneficial owners of more than $2,000 of SE common stock that we have held continuously for more than one year. We intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

We specifically give Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. We understand that our names may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Daniel Ballin



Signature

11/6/2013
Date

Mia MacColin



Signature

11/6/2013
Date

TRILLIUM ASSET MANAGEMENT
Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

November 22, 2013

Corporate Secretary
Spectra Energy Corporation
5400 Westheimer Court
Houston, TX 77056

Dear Secretary:

In accordance with the SEC Rules, please find the attached authorization letter from Daniel Ballin and Mia MacColin as well as the custodial letter from Charles Schwab Advisor Services documenting that they hold sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 592-0864; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,



Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: Gregory L. Ebel, President and Chief Executive Officer

Enclosures

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939-1741
T: 415-925-0105 F: 415-925-0108
800-933-4806

charles SCHWAB
ADVISOR SERVICES

Advisor Services
1958 Summit Park Dr, Orlando, FL 32810

November 20, 2013

Re: DANIEL BALLIN & MIA MACCOLLIN /

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 250 shares of Spectra Energy Corp. common stock. These 250 shares have been held in this account continuously for one year prior to November 20, 2013.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,



Eric Sande
Director

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

We hereby authorize Trillium Asset Management LLC to file a shareholder proposal on our behalf at Spectra Energy Corporation (SE).

We are the beneficial owners of more than $2,000 of SE common stock that we have held continuously for more than one year. We intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

We specifically give Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. We understand that our names may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Daniel Ballin



Signature

11/6/2013
Date

Mia MacColin



Signature

11/6/2013
Date